CERTIFICATE

I, Susanne Tasche, Corporate Actions Relationship Manager, of AST Trust Company (Canada), ("AST") DO HEREBY CERTIFY THAT:

1. I am duly employed by AST as Corporate Actions Relationship Manager and as such am familiar with the matters of Peak Fintech Group Inc. (the "Corporation"), and hereby certify that:

2. We have been duly appointed and currently act as Warrant Agent for Warrants of the Corporation at our principal office in Toronto, Ontario.

DATED at the City of Toronto, in the Province of Ontario, this 7th day of July, 2021.

AST Trust Company (Canada)

Per:
Susanne Tasche Authorized Signatory